August 12, 2010

Douglas Brown

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington DC 20549

Re:

Sunpeaks Ventures, Inc.

File No. 333-161985

SEC Comment letter dated August 6, 2010

Dear Mr. Brown:

Sunpeaks Ventures, Inc. (the “Company”), a Nevada corporation, is pleased to advise you that we have received and reviewed your letter of August 11, 2010, pertaining to the Company’s Registration Statement on Form S-1 (the “Filing”) as filed with the Securities & Exchange Commission (the “Commission”) on September 18, 2009.

Specific to your comments, our responses below are in addition to those filed via the Edgar system:

FORM S-1

The Following numbered responses correspond to those numbered comments as set forth in the comment letter dated August 6, 2010.

General

1.

We note your response to our prior comment 2 from our letter dated June 28, 2010 and reissue the comment.

In addition to addressing our prior comment 1, please provide a more specific valuation analysis on how you determined the $10,000 was commercially reasonable based on a $10 purchase price.

RESPONSE:

 We have revised the Filing accordingly, and have added disclosure addressing our actual purchase price of $10,000 as it to relates to the valuation of the property.

2.

We note your response to our prior comment 3 from our letter dated June 28, 2010 and reissue the comment. In particular, clearly tell us how you anticipate achieving your specific business plan to evaluate potential properties to be acquired or pursued by joint venture given:

•

the experience of your officers, directors, employees or consultants in executing your business plan of exploring mineral properties,

•

the amount of resources on hand, and after this offering,

•

the amount of resources you expect to spend in the next 12 months to further your business plan, and the specific timelines for completing each phase of the plan, and the specific circumstances that would cause you to delay or not go forth with each phase.

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

Finally, revise your registration statement to clearly disclose whether you have any current plans, proposals or arrangements, written or otherwise, to seek a business combination with another entity in the near future.

RESPONSE:

We have revised the Filing accordingly, and have added the requested disclosures under the sections “First Year Operations” and “TimeLine of Anticipated Operational Milestones”, respectively.

The Company Overview, page 6

3.

As you have not disclosed that you have established "reserves" as defined by Regulation S-X Rule 4-10(a), it appears your operations are in the exploration stage. Therefore, please remove the terms "develop", "development", "produce" or ''production'' as they relate to any description of your operations, and replace them, as needed, with the terms "explore" or "exploration."

RESPONSE:

We have revised the Filing accordingly.

In connection with the Company’s response to the comments set forth in the August 6, 2010, letter, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and,

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter, and all related documents have be filed via the EDGAR system.

Thank you for your courtesies and please contact us at you convenience if you require any additional information.

Very truly yours,

/s/ Scott Beaudette

Scott Beaudette

_________________________________________________________________________

#106, 505 19 Ave SW | Calgary, Alberta, T2S 0E4 | Canada | 403-540-5277

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